03011125

** Art 3/3/2003

VF 3/6/03

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SEC FILE NUMBER
8-35642

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Investment Planners, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

201 North Main Street
(No. and Street)

Decatur	IL	62523
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David P. Koshinski — 217-425-6340
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pamela J. Simpson, CPA
(Name — *if individual, state last, first, middle name*)

433 West Perhing Road	Decatur	IL	62526
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 12 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

DB 3/11

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David P. Koshinski, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Investment Planners, Inc., as of December 31, 19 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Executive Vice-President

Title

Notary Public

OFFICIAL SEAL
CATHY L. SCHAFER
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 8-8-2004

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRM NAME Investment Planners, Inc

AGGREGATE INDEBTEDNESS/NET CAPITAL COMPUTATION as of December 31, 2002

PART I

TOTAL ASSETS		$ 855,981
LESS: TOTAL LIABILITIES (Exclusive of Subordinated Debt)		(445,994)
NET WORTH		$ 409,987
DEDUCTIONS FROM AND/OR CHARGES TO NET WORTH:		
Total Non-Allowable Assets	$ 218,386	
Other deductions or changes	$	
TOTAL DEDUCTIONS FROM NET WORTH		$ (218,386)
NET CAPITAL BEFORE HAIRCUTS		$ 191,601
HAIRCUTS:		
Certificates of Deposit and Commercial Paper	$	
U.S. and Canadian government obligations	$	
State and Municipal government obligations	$	
Corporate obligations	$	
Stocks and warrants	$	
Options	$	
Arbitrage	$	
Other Securities	$ 7,877	
TOTAL HAIRCUTS		$ (7,877)
NET CAPITAL		$ 183,724

PART II

MINIMUM NET CAPITAL REQUIREMENT	$ 50,000
TOTAL NET CAPITAL	$ 183,724
TOTAL AGGREGATE INDEBTEDNESS	$ n/a
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	$ n/a %
NET CAPITAL IN EXCESS OF MINIMUM REQUIREMENT	$ 133,724

Verification

(Form S-2)

Investment Planners, Inc.
Decatur, Illinois

There was a material difference regarding the net capital computation at 12/31/02 between the unaudited computation in the Focus Report II A and the net capital computation submitted with this report.

- The cash decreased by $ 7,897
- The receivables increased by $ 31,634
- The non allowed assets of fixed assets decreased by $ 2,795
- The prepaid expenses increased by $ 2,718
- The accounts payable increased by $ 46,309
- The retained earnings decreased by $22,650
- The net capital decreased by $ 22,573

No material inadequacies were found to exist.

Investment Planners, Inc. is exempt from rule 15c3-3 as of 12/31/02 under rule 15c303k(ii). Transactions are cleared through another broker/dealer. No computation for the reserve requirement and no information relating to possession or control requirements is required.

INVESTMENT PLANNERS, INC.

Financial Statements

and
Report of Independent
Certified Public Accountants

December 31, 2002 and 2001

Pamela J. Simpson, C.P.A.
433 WEST PERSHING ROAD
DECATUR, ILLINOIS 62526
(217) 872-1908

Report of Independent Certified Public Accountants

The Board of Directors
Investment Planners, Inc.

We have audited the accompanying balance sheet of Investment Planners, Inc. as of December 31, 2002 and 2001, and the related statement of earnings, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Investment Planners, Inc. as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Pamela J. Simpson
Certified Public Accountant

Decatur, Illinois
February 22, 2003

INVESTMENT PLANNERS, INC.

Balance Sheets

December 31, 2002 and 2001

Assets

	2002	2001
Current assets:		
Cash and cash equivalents	$ 183,731	175,459
Mutual funds	42,362	49,322
Mutual funds--designated	49,023	32,392
Commissions receivable	362,479	492,161
Prepaid expenses	26,729	39,943
Total current assets	664,324	789,277
Fixed assets:		
Leasehold improvements	80,752	80,752
Office furniture and equipment	299,544	227,087
Software	54,529	44,407
Less accumulated amortization	(37,530)	(25,664)
Less accumulated depreciation	(205,638)	(165,146)
Net fixed assets	191,657	161,436
	$ 855,981	950,713

Liabilities and Stockholders' Equity

	2002	2001
Current liabilities:		
Accounts payable	$ 30,654	51,038
Commissions payable	321,478	372,807
Wages and payroll tax payable	19,839	17,369
Deferred compensation payable	49,023	32,392
Profit sharing payable	25,000	65,750
Total current liabilities	445,994	539,356
Stockholders' equity:		
Capital stock (no par value)	12,375	12,375
Paid in capital	10,125	10,125
Retained earnings	387,487	388,857
Total stockholders' equity	409,987	411,357
	$ 855,981	950,713

See accompanying notes to financial statements.

INVESTMENT PLANNERS, INC.

Statements of Earnings

Years Ended December 31, 2002 and 2001

	2002	2001
Revenues:		
Commissions revenue	$ 7,224,877	7,222,358
Interest and Dividends	4,132	5,244
Other Income	173,930	295,594
(Decrease) increase in market value - trading securities	(8,072)	(14,212)
	7,394,867	7,508,984
Expenses:		
Agent and employee compensation and benefits	6,639,071	6,706,073
Communications and data processing	30,872	50,397
Occupancy	171,112	197,374
Other expenses	554,477	571,698
Interest expense	150	41
	7,395,682	7,525,583
Income (loss) before income taxes	(815)	(16,599)
Provision for income taxes	554	5,437
Net earnings (loss)	$ (1,369)	(22,036)

See accompanying notes to financial statements.

INVESTMENT PLANNERS, INC.

Statements of Changes in Stockholders' Equity

Years Ended December 31, 2002 and 2001

	Capital Stock	Paid In Capital	Retained Earnings
Balance January 1, 2002	$ 12,375	10,125	388,857
2002 net loss	-	-	(1,369)
Balance December 31, 2002	$ 12,375	10,125	387,488
Balance January 1, 2001	$ 12,375	10,125	410,893
2001 net loss	-	-	(22,036)
Balance December 31, 2001	$ 12,375	10,125	388,857

See accompanying notes to financial statements.

INVESTMENT PLANNERS, INC.

Statements of Cash Flows

Years Ended December 31, 2002 and 2001

	2002	2001
Cash flows from operating activities:		
Net income (loss)	$ (1,369)	$ (22,036)
Adjustments to reconcile net income to cash provided by operating activities:		
Depreciation and amortization	52,358	49,893
Change in market value	8,072	14,212
Gain on asset sold		(145)
Change in operating assets and liabilities:		
Decrease (increase) in commissions receivable	129,682	7,998
Decrease (increase) in prepaid expenses	13,214	(16,433)
Decrease (increase) in other receivable	-	3,139
(Decrease) increase in accounts payable	(20,384)	11,964
(Decrease) increase in commissions payable	(51,329)	(33,896)
(Decrease) increase in payroll taxes payable	2,470	(9,621)
(Decrease) increase in income taxes payable	-	(7,190)
(Decrease) increase in deferred comp. payable	16,631	(7,436)
(Decrease) increase in profit sharing payable	(40,750)	44,984
Net cash provided by operating activities	108,595	35,433
Cash flows from investing activities:		
Purchases of mutual funds	(17,744)	-
Purchase of fixed assets	(82,579)	(44,811)
Net cash provided (used) by investing activities	(100,323)	(44,811)
Net increase (decrease) in cash and cash equivalents	8,272	(9,378)
Cash and cash equivalents, beginning	175,459	184,837
Cash and cash equivalents, end	$ 183,731	175,459

Supplemental Disclosures

Income taxes paid were $ 554 in 2002 and $29,658 in 2001.

See accompanying notes to financial statements.

Investment Planners, Inc.

Notes to Financial Statements

December 31, 2002 and 2001

Note 1 - Significant accounting policies:

Nature of operations:

The company operates as a broker and dealer of various types of investment vehicles throughout the United States. The administrative offices are located in Decatur, Illinois, with branch offices in Indiana and Kentucky. Operations in other states are conducted through commissioned representatives. Such commissioned representatives are responsible for their own offices.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Basis of accounting:

The Company's financial statements are prepared using the accrual method.

Fixed assets:

Office furniture and equipment is depreciated using the declining balance method over five to seven years. Leasehold improvements are amortized over the life of the lease, plus possible extensions, 15 years. Software is amortized over three years using straight line amortization.

Cash and Cash equivalents:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Income taxes:

Income taxes are provided for based upon net earnings as reported in the financial statements. There are no significant differences between financial and tax reporting.

Note 2 – Capital stock:

Capital stock consists of 100,000 shares authorized, 12,375 shares issued and outstanding, no par value, common stock.

Note 3 - Related party transactions:

The Company rents two vehicles from a shareholder and a corporation related to it through common ownership. Such rent payments were $ 30,158 in 2002 and $ 28,951 in 2001.

Investment Planners, Inc.

Notes to Financial Statements

December 31, 2002 and 2001

Note 4 - Deposit with Clearing Organization:

The Company is required to maintain a deposit of $10,000 with the organization that clears its customers' transactions. The $10,000 is included in cash and cash equivalents.

Note 5 – Trading Securities:

The Mutual Funds are classified as trading securities. Changes in the fair market value are reported in the statement of earnings.

Note 6 - Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission net capital requirements which require minimum net capital amounts be maintained. At December 31, 2002, and 2001 the Company's minimum net capital requirement was $ 50,000. The Company was in compliance with the net capital requirement at December 31, 2002 and 2001.

Note 7 – Employee Benefit Plan:

In 1997, the company established a defined contribution plan which covers virtually all employees. The profit sharing plan expense for 2002 and 2001 was $ 25,000 and $ 65,805 respectively.

Note 8 – Prepaid Expenses:

Prepaid expenses consists of:

	2002	2001
Expenses	$ 17,058	14,368
Income tax	9,671	25,575
	$ 26,729	39,943

Note 9 – Deferred Compensation Plan:

In 2000, the Company established a nonqualified deferred compensation plan for certain commissioned representatives. The deferred compensation plan payable at December 31, 2002 and 2001 was $ 49,023 and $32,392. At December 31, 2002 and 2001, the Company had deposited amounts withheld as deferred compensation in a mutual fund, designated for the deferred compensation plan. Total amounts withheld and paid as deferred compensation during the years ended December 31, 2002 and 2001 were $ 24,724 and $ 32,775.

Note 10 – Concentrations of Credit Risk Arising from Cash Deposits in Excess of Insured Limits:

The Company maintains its cash balances in one financial institution located in Decatur, Illinois. The balances are insured by the Federal Deposit Insurance Corporation up to $ 100,000. At December 31, 2002 and 2001, the Company's uninsured cash balances totaled $ 0 and $ 20,049.

Note 11 – Operating Leases:

The Company leases its Decatur office space under a lease agreement, on a month-to-month basis, for $1,750 per month. The lease is classified as an operating lease.

The Company leases an airplane from a company related to it through common ownership, under terms of a lease dated March 1, 2001, for $ 2,400 per month. The lease required non-refundable payments of $ 23,042 upon execution of the lease. Lease expense for 2002 was $ 28,800 and 2001 was $ 47,042.